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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 22)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                       SPELLING ENTERTAINMENT GROUP INC.
                           (Name of Subject Company)
                            ------------------------

                             VSEG ACQUISITION INC.
                           VIACOM INTERNATIONAL INC.
                                  VIACOM INC.
                                   (Bidders)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                            ------------------------

                                     847807
                     (CUSIP Number of Class of Securities)
                            ------------------------

                           MICHAEL D. FRICKLAS, ESQ.
                             VSEG ACQUISITION INC.
                           VIACOM INTERNATIONAL INC.
                                  VIACOM INC.
                                 1515 BROADWAY
                               NEW YORK, NY 10036
           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                WITH COPIES TO:

                          CREIGHTON O'M. CONDON, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                      AMOUNT OF FILING FEE
                      $250,662,468                                               $50,133.00

* Calculated by multiplying $9.75, the per share tender offer price, by 25,708,971, the sum of the 18,081,798 currently outstanding shares of Common Stock sought in the Offer and the 7,627,173 shares of Common Stock subject to options that will be vested as of the Effective Time of the Merger, each as defined herein.

**  Calculated as 1/50 of 1% of the transaction value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable   Filing Party:  Not applicable
Form or Registration No.:  Not applicable   Date Filed:    Not applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above
    Viacom Inc.

--------------------------------------------------------------------------------
(2) Check the appropriate Box if a member of a Group
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds

    WC
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------
(6) Citizenship or Place of Incorporation:

    Delaware
--------------------------------------------------------------------------------
(7) Aggregate Amount Beneficially Owned by Each Reporting Person:
    75,216,103 shares that may be deemed beneficially owned are described herein in "SPECIAL FACTORS--Beneficial Ownership of Common Stock" of the Offer to Purchase.
--------------------------------------------------------------------------------
(8) Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                             / /
--------------------------------------------------------------------------------
(9) Percent of Class Represented by Amount in Row (7):

    80.6%
--------------------------------------------------------------------------------
(10) Type of Reporting Person

    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above
    Viacom International Inc.

--------------------------------------------------------------------------------
(2) Check the appropriate Box if a member of a Group
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds

    WC
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------
(6) Citizenship or Place of Incorporation:

    Delaware
--------------------------------------------------------------------------------
(7) Aggregate Amount Beneficially Owned by Each Reporting Person:
    75,216,103 shares that may be deemed beneficially owned are described herein in "SPECIAL FACTORS--Beneficial Ownership of Common Stock" of the Offer to Purchase.
--------------------------------------------------------------------------------
(8) Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                             / /
--------------------------------------------------------------------------------
(9) Percent of Class Represented by Amount in Row (7):

    80.6%
--------------------------------------------------------------------------------
(10) Type of Reporting Person

    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above
    VSEG Acquisition Inc.

--------------------------------------------------------------------------------
(2) Check the appropriate Box if a member of a Group
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds

    WC
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------
(6) Citizenship or Place of Incorporation:

    Delaware
--------------------------------------------------------------------------------
(7) Aggregate Amount Beneficially Owned by Each Reporting Person:
    75,216,103 shares that may be deemed beneficially owned are described herein in "SPECIAL FACTORS--Beneficial Ownership of Common Stock" of the Offer to Purchase.
--------------------------------------------------------------------------------
(8) Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                             / /
--------------------------------------------------------------------------------
(9) Percent of Class Represented by Amount in Row (7):

    80.6%
--------------------------------------------------------------------------------
(10) Type of Reporting Person

    CO
--------------------------------------------------------------------------------

    This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by VSEG Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Viacom International Inc., a Delaware corporation ("Parent"), to purchase all issued and outstanding shares (the "Shares") of common stock, par value $0.001 per share, of Spelling Entertainment Group Inc., a Delaware corporation (the "Company"), at a price of $9.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 21, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. This Statement also constitutes a Statement on Schedule 13D with respect to the acquisition by Viacom Inc. ("Viacom"), Viacom International Inc., VSEG Acquisition Inc. and Sumner M. Redstone of beneficial ownership of the shares of Common Stock referred to on the cover hereof. Parent is a wholly owned subsidiary of Viacom.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Spelling Entertainment Group Inc., which has its principal executive offices at 5700 Wilshire Boulevard, Suite 575, Los Angeles, CA 90036-3659.

    (b) The exact title of the class of equity securities being sought is shares of Common Stock, par value $0.001 per share, of the Company. The information set forth under "INTRODUCTION" and "THE TENDER OFFER--Section 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth under "THE TENDER OFFER-- Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by Purchaser, Parent and Viacom. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, Parent and Viacom, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser, Parent and Viacom are set forth under "INTRODUCTION" and "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser, Parent and Viacom"and in Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser, Parent or Viacom, and, to the best knowledge of Purchaser, Parent and Viacom, none of the persons listed in Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth under "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Related Party Transactions" and "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser, Parent and Viacom" in the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" and "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser, Parent and Viacom" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth under "THE TENDER OFFER--Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth under "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth under "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "THE TENDER OFFER-- Section 11. Effect of the Offer on the Market for the Shares, the NYSE, the PE and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth under "SPECIAL FACTORS--Beneficial Ownership of Common Stock" and "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser, Parent and Viacom" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
     COMPANY'S SECURITIES.

    The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement" and "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser, Parent and Viacom" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Opinion of Lazard Freres," "SPECIAL FACTORS--Fees and Expenses" and "THE TENDER OFFER--Section 14. Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth under "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser, Parent and Viacom" of the Offer to Purchase and Parent's Consolidated Financial

Statements and related Notes thereto included in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b)-(c) and (e) The information set forth under "THE TENDER OFFER--Section
13. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth under "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares, the NYSE, the PE and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and Letter of Transmittal and the Agreement and Plan of Merger, dated as of May 17, 1999, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated May 21, 1999.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter from VSEG Acquisition Inc. to Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees.

(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
           to Clients.

(a)(6)     Form of Letter to Participants in the Spelling Entertainment Group Inc. 401(k)
           Savings Plan.

(a)(7)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.

(a)(8)     Summary Advertisement as published in The Wall Street Journal on May 21, 1999.

(a)(9)     Press Release issued by Viacom Inc. on May 17, 1999.

(b)        None.

(c)(1)     Agreement and Plan of Merger, dated as of May 17, 1999, among Parent, Purchaser and the Company.

(c)(2)     Form of Optionholders Agreement dated May 16, 1999 between Parent and various holders of Options.

(d)        None.

(e)        Not applicable.

(f)        None.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 1999                    VSEG ACQUISITION INC.

                                By:  /s/ MICHAEL D. FRICKLAS
                                     --------------------------------------
                                     Name: Michael D. Fricklas
                                     Title: Senior Vice President
                                     and General Counsel

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 1999                    VIACOM INTERNATIONAL INC.

                                By:  /s/ MICHAEL D. FRICKLAS
                                     --------------------------------------
                                     Name: Michael D. Fricklas
                                     Title: Senior Vice President
                                     and General Counsel

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 1999                    VIACOM INC.

                                By:  /s/ MICHAEL D. FRICKLAS
                                     --------------------------------------
                                     Name: Michael D. Fricklas
                                     Title: Senior Vice President
                                     and General Counsel

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 21, 1999                    By:                      *
                                     -----------------------------------------
                                                Sumner M. Redstone,
                                     Individually

*By:  /s/ PHILIPPE P. DAUMAN
      -------------------------
      Philippe P. Dauman
      Attorney-in-fact under
      the Limited
      Power of Attorney filed
      as Exhibit 99.2
      to the Statement on
      Schedule 13D,
      Amendment No. 11

                                 EXHIBIT INDEX

 EXHIBIT
   NO.
---------

(a)(1)     Form of Offer to Purchase dated May 21, 1999.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter from VSEG Acquisition Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.

(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6)     Form of Letter to Participants in the Spelling Entertainment Group Inc. 401(k) Savings Plan.

(a)(7)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)     Summary Advertisement as published in The Wall Street Journal on May 21, 1999.

(a)(9)     Press Release issued by Viacom Inc. on May 17, 1999.

(b)        None.

(c)(1)     Agreement and Plan of Merger, dated as of May 17, 1999, among Parent, Purchaser and the Company.

(c)(2)     Form of Optionholders Agreement dated May 16, 1999 between Parent and various holders of Options.

(d)        None.

(e)        Not applicable.

(f)        None.

99.1       Agreement among Viacom International Inc., Viacom Inc. and Sumner M. Redstone pursuant to Rule
           13d-1(k)(1)(iii).